UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-38370

CollPlant Holdings Ltd.

(Exact name of registrant as specified in its charter)

3 Sapir Street, Weizmann Science Park

Ness Ziona 74140, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release issued by the Registrant entitled “CollPlant Announces Closing of Global Licensing and Commercialization Agreement with United Therapeutics for 3D Bioprinting of Solid-Organ Scaffolds for Human Transplants”.

Exhibit

99.1	Press Release, dated November 12, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT HOLDINGS LTD.

Date: November 13, 2018	By:	/s/ Eran Rotem
		Name:	Eran Rotem
		Title:	Deputy CEO and Chief Financial Officer

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